China Southern Airlines Company Limited

Terms of Reference of Audit Committee

Chapter 1 General Provisions

Article 1	In order to ensure the sustainable, regular and healthy development of China Southern Airlines Company Limited ("the Company"); to further improve the corporate governance structure; strengthen the scientific decision making by the board of directors of the Company ("the Board"); to enhance the efficiency and decision-making level of major investment; to be able to conduct pre-audit and professional audit so as to enhance the standard of the Company’s accounting work and asset quality, and to ensure the Board to have deeper understanding and effective control of the Company’s management operations and financial conditions, the Company established the Audit Committee of the Board and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, “Corporate Governance of Listing Companies”, “the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, the “Articles of Association of the Company” and other relevant provisions.

Article 2	The Audit Committee is a specialized working organization established by the Board which shall be mainly responsible for, among other things, reviewing the Company’s financial information and its disclosure, making recommendations on appointment and removal of the Company’s external firms, coordinating between the external and internal audit work, internal control and monitoring work.

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Chapter 2 Composition

Article 3	The Audit Committee shall comprise three Directors, all of them shall be independent Directors and at least one independent Director shall be a professional accountant. Members of the Audit Committee shall be nominated by the chairman of the Board, more than half of the independent Directors or one-third of all Directors and shall be elected or removed by over half of all Directors.

Article 4	The Audit Committee shall have a chairman, who shall be responsible for the work of the committee, and the chairman shall be approved to be elected or removed by over half of all members of the Audit Committee.

Article 5	Members of the Audit Committee is composed of Directors of the current session of the Board, and shall be elected at the meeting of the Board. The members may be re-elected upon the expiry of the current term of office. The term of office of members of the Audit Committee shall be in line with the term of office of the Board. During the term, any member of the committee ceases to hold office as a Director, shall automatically lose the qualification as a member of the committee and the replacement shall be made in accordance with Articles 3 to 4 above.

Article 6	The working group subordinated to the Audit Committee as a day-to-day operation organization, shall be in charge by the Chief Financial Officer. The Company’s audit department is responsible for day-to-day liaison and organizing meetings. Members of the working group may not be the members of Audit Committee. The Company Secretary Office provides necessary assistance.

Chapter 3 Terms of Reference

Article 7	The major terms of reference of the Audit Committee are:

(1) to make recommendations to the Board on the appointment, reappointment and removal of the external audit firms;

(2) to deal with the matters of Company’s appointment and removal of external audit firms, including but not limited to confirming its scope of work and remuneration, its resignation or dismissal;

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(3) to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process and shall discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences;

(4) to develop and implement policy on engaging an external audit firm to supply non-audit services. For the purpose of this provision, “external audit firms” include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party knowing all relevant information would reasonably conclude to be part of the audit firm nationally and internationally. The Audit Committee should report to the Board, identify and make recommendations to the Board on any matters where action or improvement is needed;

(5) to review and monitor the Company’s financial information and its disclosure, including the integrity of the Company’s financial statements, annual report and accounts, interim report and quarterly report, and to review significant financial reporting judgments contained therein. In reviewing these reports before submission to the Board, the committee should focus particularly on:

(i)	any changes in accounting policies and practices;

(ii)	major judgmental areas;

(iii)	significant adjustments resulting from audit;

(iv)	the going concern assumptions and any qualifications;

(v)	compliance with accounting standards; and

(vi)	compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and legal requirements in relation to financial reporting;

(6) With respect to sub-paragraph (5) above :

(i)	The members of the committee should liaise with the Board and senior management and the committee must meet at least twice a year with the Company’s auditors; and

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(ii)	The committee should consider any significant or unusual items that are, or may need to be, reflected in the report and accounts of the Company, it should give due consideration to any matters that have been raised by the Company’s accounting staff or auditors;

(7) to review the Company’s financial control, internal control and risk management systems;

(8) to discuss the internal control system with management to ensure that management has performed its duty to have an effective internal control system. This discussion should include the adequacy of resources, staff qualifications and experience, training programs and budget of the Company’s accounting and financial reporting function;

(9) to consider major investigation findings on internal control matters as delegated by the Board or on its own initiative and management’s response to these findings;

(10) to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of audit;

(11) to review the Company’s financial and accounting policies and practices; to examine the Company’s implementation of internal audit and internal control;

(12) to review the external auditor’s management letter, any material queries raised by the auditor to the management of the Company about accounting records, financial accounts or systems of control and management’s response;

(13) to ensure that the Board or management level will provide a timely response to the issues raised in the external auditor’s management letter;

(14) to conduct the necessary audit of major connected transactions and significant investment projects in accordance with the relevant regulations;

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  (15) to review the arrangements set out by the Company: to enable the employees of the Company, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee should ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action by the Company.

  (16) to report to the Board on the relevant matters; study other topics confirmed by the Board; as well as any other topics delegated by the Board.

Article 8	The Audit Committee shall hold responsibilities to the Board and the proposals and reports shall be submitted to the Board for consideration and approval. The Audit Committee shall coordinate with the supervisory audit activities of Supervisory Committee.

Chapter 4 Working Procedure

Article 9	The Chief Financial Officer, Audit Department and Finance Department of the Company are responsible for performing the preliminary works for decision-making and shall provide the committee with the relevant complete and truthful written information according to the requirements from the Audit Committee in a timely manner, including but not limited to:

1 regular financial reports (yearly, quarterly and monthly);

2 special financial budgets and final accounts;

3 internal annual audit plan and independent audit plan;

4 external audit report and audit contracts (if any);

5 public disclosure of financial information and the relevant information made by the Company (if any);

Article 10	The Audit Committee shall discuss and assess the report and other documentations provided by Financial Department and Audit Department of the Company, and shall submit its relevant written resolutions or reports to the Board for consideration, including:

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1.	performance evaluation on external auditing firms and opinions on the appointment and change of external audit firms;

2.	evaluation on the implementation of the internal audit system of the Company and evaluation on the truthfulness and completeness of the financial reports of the Company;

3.	internal annual audit plan and independent audit plan;

4.	opinions on whether information disclosed publicly by the Company are objective and authentic;

5.	reviewing opinions on comments on the implementation of the Company’s major connected transactions and significant investment projects;

6.	other relevant matters

Among them, the sub-paragraph (1) of Article 9 of the Terms of Reference shall be submitted to the Board for consideration upon the approval of the Audit Committee.

The Audit committee may appoint external audit firms for assistance at the expense of the Company before exercising the foresaid functions.

Chapter 5 Rules of Procedure

Article 11	The Audit Committee shall hold regular meetings and extraordinary meetings. Regular meetings shall be convened at least twice a year (once every half a year). Extraordinary meetings shall be convened by the chairman of the Audit Committee. Notice shall be given to all members seven working days prior to the meeting. The meeting shall be presided over by the chairman of the Audit Committee. In the event that the chairman of the Audit Committee is unable to attend the meeting, another independent Director shall be designated to preside over the meeting;

Article 12	The meeting of the Audit Committee shall not be held unless over two-thirds of members attend the meeting. Each member shall have one vote and the resolutions made by the meeting must be approved by over half of all members of the committee. Voting shall be conducted by show of hands or by poll. An extraordinary meeting may be held by way of voting by correspondence;

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Article 13	The working members of Audit Department and Finance Department of the Company may be invited to attend the meetings of the Audit Committee as non-voting delegates. The Directors, supervisors and the other senior management such as head of Finance Department may be invited by the Audit Committee to attend its meetings as non-voting delegates when necessary. The Audit Committee may appoint intermediate institutions such as audit firms or valuation firms as non-voting delegates to attend meetings which shall review the relevant items;

The convening procedure and voting method of the meeting of the Audit Committee and the resolutions passed at such meetings shall comply with the relevant laws, regulations, Articles of Association of the Company and the Terms of Reference. Resolutions and minutes (records) of the meetings of the Audit Committee shall be reported to the Board in written form.

Article 14	All members of the committee and other non-voting delegates attending the meeting shall have the obligation for keeping the discussed matters confidential and shall not make any unauthorized disclosure.

Chapter 6 Supplementary Provisions

Article 15	The relevant documents, plans, schemes, resolutions and minutes (records) shall be kept by the Company Secretary. The members of the committee attending the meeting shall sign their name on the relevant resolutions and minutes (records), which shall be kept for a period of five (5) years.

Article 16	For the matters which are not covered by the Terms of Reference, they shall be executed in accordance with the relevant laws and regulations of the State and the Articles of Association of the Company. In the event that the Rules are in conflicts with the laws and regulations promulgated by the State or the Articles of Association of the Company amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association of the Company shall prevail, and the Terms of Reference shall be revised immediately and the revised version shall be reported to the Board for consideration and approval.

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Article 17	The right to interpret the Terms of Reference shall reside with the Board.

Article 18	The Terms of Reference shall come into force since the date of the Board's approval by resolution.

Note: The Terms of Reference was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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